UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

NUZEE, INC.

(Name of Issuer)

Common Stock, par value $0.00001

(Title of Class of Securities)

67073S208

(CUSIP Number)

Masateru Higashida

1700 Capital Avenue, Suite 100

Plano, TX 75074

(760) 295-2408

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

April 19, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Masateru Higashida
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,048,545 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 5,048,545 (1)
	10	SHARED DISPOSITIVE POWER None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,048,545 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.9% (2)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1) Includes 304,000 shares of the Issuer’s common stock issuable upon the exercise of stock options within 60 days of September 25, 2020.

(2) Based on a total of 14,567,755 shares of the Issuer’s common stock outstanding as of August 28, 2020.

2

Item 1. Security and Issuer.

This Statement on Schedule 13D (this “Statement”) relates to the common stock, par value $0.00001 per share (the “Shares”), of NuZee, Inc., a corporation organized under the laws of Nevada, whose corporate office is located at 1700 Capital Avenue, Suite 100, Plano, Texas, 75074 (the “Issuer”).

Unless otherwise indicated, all share information in this Statement reflects the Issuer’s l-for-3 reverse stock split which became effective on November 12, 2019.

Item 2. Identity and Background.

(a)-(c)	This Statement is being filed by Masateru Higashida (the “Reporting Person”).

The Reporting Person is the founder of the Issuer. The Reporting Person’s present principal occupation or employment is acting as Chief Executive Officer, Secretary and Treasurer of the Issuer. The principal business address of the Reporting Person is 1700 Capital Avenue, Suite 100, Plano, Texas, 75074.

(d)	The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a Japanese citizen.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Person acquired beneficial ownership of the Shares disclosed in Item 5 herein over several years through various means, including 8,305,778 Shares issued to the Reporting Person as part of a share exchange in connection with the reverse merger of the Issuer and NuZee Co., Ltd. (the “Predecessor”) on April 19, 2013 (the “Founder Shares”), pursuant to the Share Exchange Agreement (the “Share Exchange Agreement”) dated as of April 19, 2013 by and among the Issuer, the Predecessor and the shareholders of the Predecessor (the “Predecessor Shareholders”). Pursuant to the Share Exchange Agreement, the Issuer acquired all of the issued and outstanding shares of common stock of the Predecessor for consideration consisting of an aggregate of 11,244,444 Shares issued to the Predecessor Shareholders. 2,988,700 Founder Shares were later cancelled during October 2013 as part of the settlement of a related party receivable and 572,533 Founder Shares were sold on March 4, 2014 by the Reporting Person. In addition, in July 2017 the Reporting Person acquired beneficial ownership of Shares pursuant to options to purchase in the aggregate 304,000 Shares under the NuZee, Inc. 2013 Stock Incentive Plan that are exercisable within 60 days of the date hereof, granted to the Reporting Person in connection with his service as the Issuer’s Chief Executive Officer, Secretary and Treasurer (the “Option Shares”).

Item 4. Purpose of Transaction.

The Reporting Person acquired the Founder Shares as part of a share exchange in connection with the reverse merger of the Issuer and the Predecessor pursuant to the Share Exchange Agreement. The Reporting Person acquired the Option Shares in connection with his service as the Issuer’s Chief Executive Officer, Secretary and Treasurer.

3

The Reporting Person is the Founder, Chairman of the Board of Directors, Chief Executive Officer, Secretary and Treasurer of the Issuer. In these capacities, the Reporting Person takes and will continue to take an active role in the Issuer’s management and strategic direction. Additionally, in his capacity as a stockholder of the Issuer, the Reporting Person reviews and intends to continue to review, on an ongoing and continued basis, his investment in the Issuer. Depending on the factors discussed below and other factors, and subject to applicable law, the Reporting Person may from time to time acquire additional securities of the Issuer or otherwise dispose of some or all of his securities of the Issuer or make proposals to the Issuer. Subject to compliance with applicable laws and the Issuer’s policies, any transactions or activities that the Reporting Person may pursue may be made at any time and from time to time without prior notice and will depend upon a variety of factors, including, without limitation, whether various strategic transactions by the Issuer have occurred or may occur; the securities markets in general and those for the Issuer’s securities in particular; the financial condition, results of operations and prospects of the Issuer; management and corporate governance of the Issuer; general economic, financial market and industry conditions; other investment and business opportunities available to the Reporting Person; tax considerations; and other factors.

Other than as described above in this Item 4, the Reporting Person does not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D. However, as part of the ongoing evaluation of this investment and investment alternatives, the Reporting Person may consider such matters and, subject to applicable law and the policies of the Issuer, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the Board of Directors of the Issuer, other stockholders of the Issuer or other third parties regarding such matters.

Item 5. Interest in Securities of the Issuer.

(a)	See rows (11) and (13) of the cover page to this Statement for the aggregate number of Shares and percentage of Shares beneficially owned by the Reporting Person.

(b)	See rows (7) through (10) of the cover page to this Statement for the number of Shares as to which the Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	Not applicable.

(d)	To the best knowledge of the Reporting Person, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Reporting Person.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7. Material to be Filed as Exhibits.

Not applicable.

4

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 25, 2020

/s/ Masateru Higashida
Masateru Higashida